

Mail Stop 3720

April 13, 2009

Mr. Greenfield Pitts
Chief Financial Officer
Emerson Radio Corp.
9 Entin Road
Parsippany, NJ 07054

> **RE:** **Emerson Radio Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2008**
> **Filed July 11, 2008**
>
> **Form 10-Q for Fiscal Period Ended September 30, 2008**
> **File No. 001-07731**

Dear Mr. Pitts:

We have reviewed your supplemental response letter dated April 2, 2009 as well as your filing and have the following comment. As noted in our comment letter dated January 29, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

1. We have considered your response to comment two however we continue to question the basis for your accounting. If you continue to believe your policy is in compliance with GAAP, and restatement is unnecessary, you should respond to the following items and provide us evidence that you had entered into a binding arrangement with your customers for buyback dollars and slottage fees. Otherwise, it appears restatement may be appropriate.

   In your response you state you are following the guidance in EITF 01-9 and specific guidance for buydown dollars and slottage fees in paragraph 11 of EITF 01-9. Paragraph 11 summarizes the Task Force's observations regarding the separability aspect of the condition in 9(a). Issue 1 of EITF 01-9, addressed in paragraph 9, contemplates a vendor giving a customer cash or other consideration. Since you did not pay cash, tell us if there was a binding agreement for the payment of cash or other consideration. Provide us documentation of any consideration given.

You further state in your response that you believe that these contra-revenue accruals are properly recorded as liabilities as detailed within EITF 01-9 paragraph 23. Paragraph 23 (with reference to paragraph 22) states the cost of a sale incentive should be recognized at the later of the date at which the related revenue is recognized or the date at which the sales incentive is offered. Please explain to us why you believe it was appropriate to recognize the cost of these sales incentives prior to apparently offering them to your customers, as required under the guidance in paragraph 22.

*   *   *   *

Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding this comment. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director